July 15, 2005



Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

Re:               NeoMedia Technologies, Inc.
                  Registration Statement on Form S-3
                  Filed May 25, 2005
                  File No. 333-125239


Dear Ms. Jacobs:

      This letter has been prepared in response to your request for NeoMedia Technologies, Inc. (the "Company") to respond to the staff's comments in the letter dated June 24, 2005 with respect to the Registration Statement on Form S-3 filed May 25, 2005 by NeoMedia Technologies, Inc.


General

COMMENT 1.                 We note that you have outstanding comments on your
                           Form S-4, file No. 333-123848. Please be advised that these comments must be resolved before your registration statement on Form S-3 is declared effective.


RESPONSE:                  We respectfully acknowledge that the outstanding
                           comments on the S-4 must be resolved before the S-3 will be declared effective.




Prospectus Cover Page

COMMENT 2.                 Please revise to disclose your concurrent offering on
                           Form S-4 and to state the number of shares currently being offered under your other prospectus.


RESPONSE:                  We have revised the disclosure as requested.

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United States Securities And Exchange Commission
July 15, 2005
Page 2

COMMENT 3.                 While it appears form the disclosure throughout the
                           filing that you are registering 54,000,000 shares of common stock underlying warrants issued to the selling security holders, we note that the disclosure at the top of your prospectus cover page indicates you are also registering "Warrants to Purchase Shares of Common Stock." Please confirm that you are registering only the 54,000,000 shares of common stock underlying such warrants and revise your cover page accordingly or advise.


RESPONSE:                  We are only registering the 54,000,000 shares
                           underlying warrants issued to the security holders.
                           We have revised the disclosure.


Risk Factors

Risks Specific To This Offering, page 10

COMMENT 4.                 We note that as of May 9, 2005 you could issue up to
                           82,336,402 previously registered shares of common stock under your Standby Equity Distribution
                           Agreement with Cornell Capital, and that you had also entered into a new Standby Equity Distribution
                           Agreement with Cornell under which Cornell agreed to purchase up to $100 million of your common stock over a two-year period. In light of your equity line arrangements with Cornell, please tell us whether
                           Cornell holds any market dependent securities. If so, please provide us with information regarding the material terms of such securities.


RESPONSE:                  We confirm that Cornell does not hold any market
                           dependent securities.





Selling Stockholders, page 15

COMMENT 5.                 Please note that disclosure regarding all material
                           transactions with a selling stockholder that took place within the past three years must be provided to conform to the requirements of Item 507 of Regulation
                           S-K. In this regard, we would expect to see disclosure regarding the material terms of all such transactions with the selling stockholders, including the date, nature and value of such transactions We would also expect to see specific disclosure regarding the material terms of prior equity line with Cornell and the material terms of the Warrant, Promissory Note, Security Agreement, Placement Agent
                           Agreement, Escrow Agreement and Standby Equity
                           Distribution Agreement with Cornell. Please revise accordingly.

United States Securities And Exchange Commission
July 15, 2005
Page 3

RESPONSE:                  We have revised the disclosure as requested.




COMMENT 6.                 As a follow-up to the comment above, please describe
                           in greater detail the material terms of the transaction pursuant to which Thornhill Capital LLC received its common stock and expand your disclosure to explain the nature of the "financial consulting services" provided by Thornhill.


RESPONSE:                  Thornhill received its warrants in consideration of
                           its involvement with negotiating and structuring the $100 million SEDA with Cornell. Thornhill provides strategic advisement and evaluation on mergers and acquisitions, as well as financing opportunities. We have revised the disclosure as requested.




COMMENT 7.                 It does not appear that Thornhill Capital is a
                           registered broker-dealer. Please confirm.
                           Additionally, if Thornhill Capital is an affiliate of a broker-dealer, please disclose whether it received its shares in the ordinary course of business and whether, at the time of acquisition, it had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.


RESPONSE:                  We have confirmed with Thornhill that they are not a
                           registered broker-dealer, and are not affiliated with a registered broker-dealer.





Information We Incorporate by Reference, page 19

COMMENT 8.                 Please revise this section to specifically
                           incorporate by reference the amended Form 10-KSB filed on May 17, 2005. Additionally, ensure that this section is updated to include any other filings that are required to be incorporated by reference and are filed prior to effectiveness. See Interpretation H.69 in the July 1997 CF Manual of Publicly Available
                           Telephone Interpretations.


RESPONSE:                  We have revised the disclosure as requested.

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United States Securities And Exchange Commission
July 15, 2005
Page 4

Signatures

COMMENT 9.                 While we note that your Chief Executive Officer and
                           Chief Financial Officer have signed the registration statement, please note that Form S-3 requires your principal accounting officer or controller to sign, as well. See Instruction 1 to the Signatures portion of Form S-3. Accordingly, please ensure that your next amendment is revised to clearly indicate who is signing in the capacity of principal accounting officer or controller.


RESPONSE:                  David A. Dodge, NeoMedia's Chief Financial Officer,
                           is also NeoMedia's principal accounting officer. We have added this designation under Mr. Dodge's name on the signature page to indicate his capacity as the principal accounting officer.


Exhibits

COMMENT 10.                Pursuant to the conversation held with Mr. Haligman
                           on June 20, 2005, please file the Warrants issued to Thornhill Capital and Cornell Capital as exhibits to this registration statement. Additionally, please revise your exhibit index to list all agreements between the company and either of the selling security holders. See Item 601(b)(10)(i)(A) of Regulation S-B. You may incorporate these agreements by reference if they have already been publicly filed.


RESPONSE:                  We have revised the exhibit index and added the
                           appropriate exhibits.







Very truly yours,

/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director